UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number 001-37909

AZURE POWER GLOBAL LIMITED

8th Floor, Tower A, DLF Infinity, Cyber City

Phase II, Gurugram 122002, Haryana, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Exhibit Index

Exhibit Number	Description

99.1	Notice of Special Meeting dated February 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZURE POWER GLOBAL LIMITED

Date: February 20, 2024	By:	/s/ Sugata Sircar
		Name:	Sugata Sircar
		Title:	Chief Financial Officer